Exhibit 99.2

VIA SEDAR / EDGAR

Ontario Securities Commission, as Principal Regulator

British Columbia Securities Commission

Alberta Securities Commission

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Sierra Metals Inc. (the “Company”)

Material Change Report dated January 8, 2018, incorporated by reference into the Company’s Prospectus Supplement dated October 10, 2017 to the Short Form Base Shelf Prospectus dated June 29, 2017 (the “Prospectus Supplement”) and Mineral Resource Estimate incorporated by reference into the Company’s registration statement on Form F-10 (Registration No. 333-218076) (the “Registration Statement”)

Consent of Qualified Person

This letter is being filed in respect of the Mineral Resource Estimate at the Cusi Mine (the “Cusi Mineral Resource Estimate”) as set out in the Material Change Report dated January 8, 2018 of the Company (the “Material Change Report”) and the incorporation by reference of the (i) Material Change Report into the Prospectus Supplement, and (ii) Cusi Mineral Resource Estimate into the Registration Statement.

I hereby consent to (i) the incorporation by reference of the Material Change Report, including, for certainty, the Cusi Mineral Resource Estimate, into the Prospectus Supplement, (ii) the incorporation by reference of the Cusi Mineral Resource Estimate into the Registration Statement, including the prospectus contained therein, as amended or supplemented, and (iii) being named and the use of the Cusi Mineral Resource Estimate or portions thereof prepared, reviewed and/or approved by me, in the Material Change Report and to the inclusion or incorporation by reference of information derived from the Cusi Mineral Resource Estimate prepared by me in the Prospectus Supplement and the Registration Statement.

I also hereby confirm that I have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Cusi Mineral Resource Estimate or within my knowledge as a result of the services I performed in connection with the Cusi Mineral Resource Estimate

[Signature page follows]

Dated this 8th day of January, 2018.

(signed) “Giovanny Ortiz”
Giovanny Ortiz

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